EXHIBIT 99.1

Golar LNG Dividend information

Reference is made to the fourth quarter 2017 report released on February 28, 2018. Golar LNG has declared a total dividend of $0.05 per share to be paid on or about April 4, 2018. The record date will be March 14, 2018.

Golar LNG Limited
Hamilton, Bermuda
28 February, 2018